Form 40-F
period 2022-03-31
Zentek Ltd.
filed 2022-06-30
CIK 1904501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2022	Commission File Number 001-41310

Zentek Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Ontario, Canada	2890	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

24 Corporate Ct

Guelph, Ontario N1G 5G5

1- 844-730-9822
(Address and telephone number of Registrant's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	ZTEK	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual information form	[ x ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 99,248,058 outstanding as of March 31, 2022.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [ x ] Yes  [  ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [ x ] Yes  [  ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[X] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [  ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                  [  ]

EXPLANATORY NOTE

Zentek Ltd. (the "Company" or "Zentek") is a "foreign private issuer" as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a Canadian issuer eligible to file its annual report ("Annual Report") pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The Company's common shares are listed on the TSX Venture Exchange under the trading symbol "ZEN" and the Nasdaq Capital Market ("NASDAQ") under the trading symbol "ZTEK".

In this annual report, references to "we", "our", "us", the "Company", the "Registrant", or "Zentek", mean Zentek Ltd., unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

The documents incorporated into this Annual Report contain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (forward-looking information and forward-looking statements being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of the documents incorporated by reference in this Annual Report or the dates of the documents incorporated herein, as applicable. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases, or stating that certain actions, events or results “may” or “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, plans and future actions of the Company; statements relating to the business and future activities of the Company after the date of this Annual Report; market position, ability to compete and future financial or operating performance of the Company after the date of this Annual Report; statements based on the audited and unaudited financial statements of the Company; anticipated developments in operations; the timing and amount of funding required to execute the Company’s development and business plans; intellectual property expenditures; capital and exploration and development expenditures; the effect on the Company of any changes to existing legislation or policy; government regulation of patent law or mining operations; the length of time required to obtain permits, certifications and approvals; markets for the Company’s graphene related products and the ability to supply those markets; the success of exploration, development and mining activities; the geology of the Company’s properties; environmental risks; the availability of labour; demand and market outlook for precious metals and the prices thereof; progress in development of mineral properties; estimated budgets; currency fluctuations; requirements for additional capital; government regulation; limitations on insurance coverage; the timing and possible outcome of litigation in future periods; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; planned business activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Forward-looking statements are based on the beliefs of the Company's management, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading "Risk Factors" on page 15 of the Annual Information Form for the year ended March 31, 2022, attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and under the heading "Risks and Uncertainties" on pages 23-33 of the Registrant's Management's Discussion & Analysis for the year ended March 31, 2022, attached as Exhibit 99.3 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

The list of risk factors set out in the Annual Information Form for the year ended March 31, 2022, attached as Exhibit 99.1 to this Annual Report, and as set out in Management’s Discussion & Analysis for the year ended March 31, 2022, attached as Exhibit 99.3 to this Annual Report, and both incorporated herein by reference, is not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Annual Report generally and certain economic and business factors, some of which may be beyond the control of the Company, including, among other things, potential director or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak, and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. In addition, recent unprecedented events in the world economy and global financial and credit markets as a consequence of the COVID-19 outbreak have resulted in high market and commodity volatility and a contraction in debt and equity markets, which could have a particularly significant, detrimental, and unpredictable effect on forward-looking statements. The Company does not intend and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company's securityholders should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are filed as Exhibit 99.2, and incorporated herein by reference, to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, which are subject to Canadian auditing and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP ("U.S. GAAP") and from practices prescribed by the SEC. Therefore, the Registrant's financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on June 29, 2022 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$0.7765. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended March 31, 2022 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the twelve-month period ended March 31, 2022 is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The required disclosure is included under the heading "Disclosure Controls" in the Company's Management's Discussion and Analysis for the year ended March 31, 2022, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and incorporated herein by reference.

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included under the heading "Material Weakness" in the Company's Management's Discussion and Analysis for the year ended March 31, 2022, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and incorporated herein by reference.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Registrant's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.  Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"), "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Company's internal controls over financial reporting that occurred during the year ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF CONDUCT

The Registrant has adopted a written "code of ethics" (as defined by the rules and regulations of the SEC), entitled "Code of Conduct" (the "Code") that applies to all members of the board of directors, officers, employees, consultants, contractors and agents of the Company and its affiliates and subsidiaries worldwide. Adherence to this code is a condition of employment with or providing services to the Company.

The Code may be obtained upon request from Zentek Ltd.'s head office at 24 Corporate Ct, Guelph, Ontario N1G 5G5, or by viewing the Registrant's web site at https://www.zentek.com/.

All amendments to the Code, and all waivers of the Code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant's web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Eric Wallman (Chair), Brian Bosse, and Frank Klees. The Company is utilizing the phase-in provision of Rule 5615(b) for the Audit Committee Composition requirement. Of the three members in the Audit Committee, Brian Bosse is not independent. The Company confirms that it will fully comply with the Audit Committee Composition requirement at the end of its phase-in period before March 2023.

All members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant's financial statements.

Our Board of Directors has determined that Eric Wallman qualifies as an "audit committee financial expert" (as defined in paragraph (8)(b) of General Instruction B to Form 40-F).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee Information" under the sub-heading "External Auditor Services Fees (By Category)" in the Company's Annual Information Form for the fiscal year ended March 31, 2022, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Registrant's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Registrant's external auditors, in accordance with applicable law.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2022, information with respect to the Registrant's known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$1,949,000	$950,930	$998,070	$-	$-
Capital (Finance) Lease Obligations	$281,872	$149,317	$132,555	$-	$-
Operating Lease Obligations	$-	$-	$-	$-	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-Term Liabilities Reflected on Balance Sheet	$-	$-	$-	$-	$-
Total	$2,230,872	$1,100,247	$1,130,625	$-	$-

NASDAQ CORPORATE GOVERNANCE

The Registrant is a foreign private issuer and its common shares are listed on the NASDAQ.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant has reviewed the NASDAQ corporate governance requirements and confirms that except as described below, the Registrant is in compliance with the NASDAQ corporate governance standards in all significant respects:

The Registrant is not currently following Rule 5605(c)(2)(A), under which the Registrant must have an Audit committee of at least three members comprised solely of directors each of whom: (1) meets Nasdaq's definition of independence contained in Rule 5605(a)(2) (subject to the exception provided in Rule 5605(c)(2)(B) and the cure period provided in Rule 5605(c)(4)); (2) meets the requirements of SEC Rule 10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 5605(c)(4)); (3) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (4) is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement, as required by Rule 5605(c)(2). Additionally, the Registrant needs to have, at least one member of the Audit Committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. In lieu of following Rule 5605(c)(2)(A), the Registrant is currently utilizing the phase-in provisions of Rule 5615(b) for the Audit Committee Composition requirement. The Registrant intends to fully comply with this requirement as of the end of the phase-in period before March 2023.

The Registrant does not follow Rule 5605(c)(1), which requires the Registrant to adopt a formal written Audit Committee charter specifying the items enumerated in Rule 5605(c)(1), with the Audit Committee reviewing and assessing the adequacy of the charter on an annual basis. In lieu of following Rule 5605(c)(1), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(e)(1), which requires the Registrant to have independent director involvement in the selection of director nominees, by having a nominations committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(e)(2), which requires the Registrant to adopt a formal written charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Rule 5605(e)(2), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(d)(1), which requires the Registrant to adopt a formal written compensation committee charter specifying the items enumerated in Rule 5605(d)(1), with the compensation committee reviewing and reassessing the adequacy of the charter on an annual basis. In lieu of following Rule 5605(d)(1), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(d)(2), which requires the Registrant to have, a compensation committee of at least two members, with each member being an "Independent Director", as defined under Rule 5605(a)(2). In lieu of following Rule 5605(d)(2), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant is not currently following Rule 5605(b)(1), which requires the Registrant to have a board of directors comprised of a majority of independent directors as required by Rule 5605(b)(1). In lieu of following Rule 5605(b)(1), the Registrant is currently utilizing the phase-in provisions of Rule 5615(b) for the Majority Independent Director requirement. The Registrant intends to fully comply with this requirement as of the end of the phase-in period before March 2023.

The foregoing is consistent with the laws, customs, and practices in the Province of Ontario and Canada.

Further information about the Registrant's governance practices is included on the Registrant's website.

INTERACTIVE DATA FILE

The Registrant will submit by amendment Exhibits 101 and 104 to this Annual Report on Form 40-F its Interactive Data Files. The amendment will be filed within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.

By:	/s/ Wendy Ford
Name: Wendy Ford
Title: Chief Financial Officer

Date: June 29, 2022

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	The Registrant's Annual Information Form for the fiscal year ended March 31, 2022
99.2	Audited Consolidated Financial Statements for the fiscal year ended March 31, 2022
99.3	Management's Discussion and Analysis for the year ended March 31, 2022
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of McGovern, Hurley, Cunningham LLP
99.9	Consent of BDO Canada LLP
101*	XBRL Document
104*	Cover Page Interactive Data File

* To be filed by amendment within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.