Form 40-F/A
period 2022-03-31
Zentek Ltd.
filed 2022-07-18
CIK 1904501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

1-844 -730-9822
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

[ x ] Emerging growth company

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

Zentek Ltd. (the "Registrant" or the "Company") is filing this Amendment No. 1 on Form 40-F/A ("Amendment No. 1") to the Company's Annual Report on Form 40-F, dated June 29, 2022 (the "Original Form 40-F") for the sole purpose of submitting Exhibits 101 and 104 to the Form 40-F as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibits 101 and 104 were omitted from the Registrant's Original Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) or Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, and does not reflect events that may have occurred subsequent to such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to our Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.

By:	/s/ Wendy Ford
Name: Wendy Ford
Title: Chief Financial Officer

Date: July 18, 2022

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1*	The Registrant's Annual Information Form for the fiscal year ended March 31, 2022
99.2**	Audited Consolidated Financial Statements for the fiscal year ended March 31, 2022
99.3*	Management's Discussion and Analysis for the year ended March 31, 2022
99.4*	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5*	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6*	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of McGovern, Hurley, Cunningham LLP
99.9*	Consent of BDO Canada LLP
101**	XBRL Document
101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously filed.

**Filed herewith.