Form 40-F
period 2024-03-31
Zentek Ltd.
filed 2024-06-27
CIK 1904501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2024	Commission File Number 001-41310

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	ZTEK	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 100,819,577 outstanding as of March 31, 2024.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

FORWARD LOOKING STATEMENTS

The documents incorporated into this Annual Report contain "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (forward-looking information and forward-looking statements being collectively hereinafter referred to as "forward-looking statements"). Such forward-looking statements are based on expectations, estimates and projections as at the date of this Annual Report or the dates of the documents incorporated herein, as applicable. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends", or variations of such words and phrases, or stating that certain actions, events or results "may" or "could", "would", "should", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, plans and future actions of the Company; statements relating to the business and future activities of the Company after the date of this Annual Report; market position, ability to compete and future financial or operating performance of the Company after the date of this Annual Report; statements based on the audited and unaudited financial statements of the Company; anticipated developments in operations; the timing and amount of funding required to execute the Company's development and business plans; intellectual property expenditures; capital and exploration and development expenditures; the effect on the Company of any changes to existing legislation or policy; government regulation of patent law or mining operations; the length of time required to obtain permits, certifications and approvals; markets for the Company's graphene related products and the ability to supply those markets; the success of exploration, development and mining activities; the geology of mineral properties; environmental risks; the availability of labour; demand and market outlook for precious metals and the prices thereof; progress in development of mineral properties; estimated budgets; currency fluctuations; requirements for additional capital; government regulation; limitations on insurance coverage; the timing and possible outcome of litigation in future periods; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; planned business activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Forward-looking statements are based on the beliefs of the Company's management, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading "Risk Factors" on page 22 of the Annual Information Form for the year ended March 31, 2024, attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and under the heading "Risks and Uncertainties" on pages 30-39 of the Registrant's Management's Discussion & Analysis for the year ended March 31, 2024, attached as Exhibit 99.3 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

The list of risk factors set out in the Annual Information Form for the year ended March 31, 2024, attached as Exhibit 99.1 to this Annual Report, and as set out in Management's Discussion & Analysis for the year ended March 31, 2024, attached as Exhibit 99.3 to this Annual Report, and both incorporated herein by reference, is not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Annual Report generally and certain economic and business factors, some of which may be beyond the control of the Company, including, among other things, potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as, and from international or domestic conflicts or political crises, and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. In addition, recent events in the world economy and global financial and credit markets have resulted in high market and commodity volatility and a contraction in debt and equity markets, which could have a particularly significant, detrimental, and unpredictable effect on forward-looking statements. The Company does not intend and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company's securityholders should not place undue reliance on forward-looking statements.

NOTICE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND
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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on June 26, 2024 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.37. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended March 31, 2024 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the year ended March 31, 2024 is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The required disclosure is included under the heading "Disclosure Controls" in the Company's Management's Discussion and Analysis for the year ended March 31, 2024, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and incorporated herein by reference.

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included under the heading "Disclosure Controls" in the Company's Management's Discussion and Analysis for the year ended March 31, 2024, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and incorporated herein by reference.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included under the headings "Internal Controls over Financial Reporting" and "Changes to Internal Control over Financial Reporting" in the Company's Management's Discussion and Analysis for the year ended March 31, 2024, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF CONDUCT

The Registrant has adopted a written "code of ethics" (as defined by the rules and regulations of the SEC), entitled "Code of Business Conduct & Ethics" (the "Code") that applies to all members of the Board of Directors, officers, and employees of the Company and its affiliates and subsidiaries worldwide. Adherence to this code is a condition of employment with or providing services to the Company.

The Code may be obtained upon request from Zentek Ltd.'s head office at 24 Corporate Ct, Guelph, Ontario N1G 5G5, or by viewing the Registrant's web site at https://www.zentek.com/our-story/board-of-directors/governance/.

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

The Audit Committee is comprised of Eric Wallman (Chair), Ilse Treurnicht, and John Snisarenko. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules and are independent members of the Audit Committee as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure about fees and services billed by our principal accountant, BDO Canada LLP (PCAOB ID No. 1227) is included under the heading "Audit Committee Information" under the sub-heading "External Auditor Services Fees (By Category)" in the Company's Annual Information Form for the fiscal year ended March 31, 2024, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and incorporated herein by reference.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2024, information with respect to the Registrant's known contractual obligations (in thousands):

		Payments due by period
				Less than						More than
Contractual Obligations		Total		1 year		1-3 years		3-5 years		5 years
Long-Term Debt Obligations		$758		$499		$259	$	Nil	$	Nil
Capital (Finance) Lease Obligations	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Operating Lease Obligations		$485		$151		$172		$162	$	Nil
Purchase Obligations	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Other	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total		$1,243		$650		$431		$162	$	Nil

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

The Registrant does not follow Rule 5605(c)(1), which requires the Registrant to adopt a formal written Audit Committee charter specifying the items enumerated in Rule 5605(c)(1), with the Audit Committee reviewing and assessing the adequacy of the charter on an annual basis. In lieu of following Rule 5605(c)(1), the Registrant follows the rules of the TSX Venture Exchange, and the guidelines of Canadian Securities Administrators' National Instrument 52-110 - Audit Committees.

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

The Registrant does not follow Rule 5605(d)(1), which requires the Registrant to adopt a formal written compensation committee charter specifying the items enumerated in Rule 5605(d)(1), with the compensation committee reviewing and reassessing the adequacy of the charter on an annual basis. In lieu of following Rule 5605(d)(1), the Registrant follows the rules of the TSX Venture Exchange, and guidelines of Canadian Securities Administrators' National Policy 58-201 - Corporate Governance Guidelines.

The Registrant does not follow Rule 5605(d)(2), which requires the Registrant to have, a compensation committee of at least two members, with each member being an "Independent Director", as defined under Rule 5605(a)(2). In lieu of following Rule 5605(d)(2), the Registrant follows the rules of the TSX Venture Exchange, and guidelines of Canadian Securities Administrators' National Policy 58-201 - Corporate Governance Guidelines.

The foregoing is consistent with the laws, customs, and practices in the Province of Ontario and Canada.

Further information about the Registrant's governance practices is included on the Registrant's website.

MINE SAFETY DISCLOSURE

Not applicable.

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606.

Board Diversity Matrix - Zentek Ltd.
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No

	As of October 11, 2023				As of August 25, 2022
Total Number of Directors	7				6
Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0	1	5	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	0				0

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
Name: Wendy Ford
Title: Chief Financial Officer

Date: June 26, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	The Registrant's Annual Information Form for the fiscal year ended March 31, 2024
99.2	Audited Consolidated Financial Statements for the fiscal year ended March 31, 2024
99.3	Management's Discussion and Analysis for the year ended March 31, 2024
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of BDO Canada LLP
101	XBRL Document
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).