Form 40-F
period 2026-03-31
Zentek Ltd.
filed 2026-06-25
CIK 1904501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2026	Commission File Number 001-41310

Zentek Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Ontario, Canada	2890	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

1123 York Rd.

Guelph, Ontario N1E 6Z1

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 107,792,002 outstanding as of March 31, 2026.

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
☐ Yes ☐ No

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

Forward-looking statements are based on the beliefs of the Company's management, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading "Risk Factors" on page 21 of the Annual Information Form for the year ended March 31, 2026, attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and under the heading "Risks and Uncertainties" on pages 40-49 of the Registrant's Management's Discussion & Analysis for the year ended March 31, 2026, attached as Exhibit 99.3 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

The list of risk factors set out in the Annual Information Form for the year ended March 31, 2026, attached as Exhibit 99.1 to this Annual Report, and as set out in Management's Discussion & Analysis for the year ended March 31, 2026, attached as Exhibit 99.3 to this Annual Report, and both incorporated herein by reference, is not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Annual Report generally and certain economic and business factors, some of which may be beyond the control of the Company, including, among other things, potential direct or indirect operational impacts resulting from infectious diseases or pandemics, from international or domestic conflicts or political crises, and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. In addition, recent events in the world economy and global financial and credit markets have resulted in high market and commodity volatility and a contraction in debt and equity markets, which could have a particularly significant, detrimental, and unpredictable effect on forward-looking statements. The Company does not intend and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all these reasons, the Company's securityholders should not place undue reliance on forward-looking statements.

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, as of our fiscal year end, on March 31, 2026 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3939. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended March 31, 2026 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the year ended March 31, 2026 is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The required disclosure is included under the heading "Disclosure Controls" in the Company's Management's Discussion and Analysis for the year ended March 31, 2026, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and incorporated herein by reference.

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included under the heading "Internal Control Over Financial Reporting" in the Company's Management's Discussion and Analysis for the year ended March 31, 2026, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and incorporated herein by reference.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included under the headings "Internal Controls over Financial Reporting" and "Changes to Internal Control over Financial Reporting" in the Company's Management's Discussion and Analysis for the year ended March 31, 2026, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and incorporated herein by reference.

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

The Code may be obtained upon request from Zentek Ltd.'s head office at 1123 York Rd., Guelph, Ontario N1E 6Z1, or by viewing the Registrant's web site at https://zentek.com/governance.html.

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

The Audit Committee is comprised of Eric Wallman (Chair), John Snisarenko, and Matt Fontes. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules and are independent members of the Audit Committee as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure about fees and services billed by our principal accountant, BDO Canada LLP (PCAOB ID No. 1227) is included under the heading "Audit Committee Information" under the sub-heading "External Auditor Services Fees (By Category)" in the Company's Annual Information Form for the fiscal year ended March 31, 2026, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and incorporated herein by reference.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2026, information with respect to the Registrant's known contractual obligations (in thousands, stated in United States dollars):

		Payments due by period
				Less than						More than
Contractual Obligations		Total		1 year		1-3 years		3-5 years		5 years
Long-Term Debt Obligations		$1,256	$	Nil		$1,256	$	Nil	$	Nil
Capital (Finance) Lease Obligations	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Operating Lease Obligations		$227		$227	$	Nil	$	Nil	$	Nil
Purchase Obligations	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Other Long-Term Liabilities Reflected on Balance Sheet	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total		$1,483		$227		$1,256	$	Nil	$	Nil

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
Name: Wendy Ford
Title: Chief Financial Officer

Date: June 25, 2026

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97	Clawback Policy (incorporated by reference to Exhibit 97 from the Registrant's Annual Report on Form 40-F (File No. 001- 41310) filed with the Commission on June 27, 2025)
99.1	The Registrant's Annual Information Form for the fiscal year ended March 31, 2026
99.2	Audited Consolidated Financial Statements for the fiscal year ended March 31, 2026
99.3	Management's Discussion and Analysis for the year ended March 31, 2026
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of BDO Canada LLP
101*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*To be filed by amendment.