Form 40-F/A
period 2026-03-31
Zentek Ltd.
filed 2026-06-26
CIK 1904501

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

Zentek Ltd. (the “Company” or “Zentek”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed on the TSX Venture Exchange under the trading symbol “ZEN” and the Nasdaq Capital Market (“NASDAQ”) under the trading symbol “ZTEK”.

In this Annual Report, references to “we”, “our”, “us”, the “Company”, the “Registrant”, or “Zentek”, mean Zentek Ltd., unless the context suggests otherwise.

The Company is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 40-F for the year ended March 31, 2026, originally filed with the U.S. Securities and Exchange Commission on June 25, 2026 (the “Original 2026 Annual Report”), to furnish Exhibits 101 and 104. Exhibits 101 and 104 provide certain items from the Original 2026 Annual Report formatted as Inline eXtensible Business Reporting Language (“Inline XBRL”), as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibits 101 and 104 were not included in the Original 2026 Annual Report because the Inline XBRL tagging process was not completed at the time of the original filing.

For the convenience of readers, this Amendment No. 1 includes all information set forth in the Original 2026 Annual Report. This Amendment No. 1 also includes new certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Sections 302 and 906 of the U.S. Sarbanes-Oxley Act of 2002 and a new consent of BDO Canada LLP, the Company’s auditors.

Except as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any information contained in the Original 2026 Annual Report, and this Amendment No. 1 does not reflect any events that occurred after the Original 2026 Annual Report was filed.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registrant’s Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.

By:	/s/ Wendy Ford
Name: Wendy Ford
Title: Chief Financial Officer

Date: June 26, 2026

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97*	Clawback Policy (incorporated by reference to Exhibit 97 from the Registrant's Annual Report on Form 40-F (File No. 001- 41310) filed with the Commission on June 27, 2025)
99.1*	The Registrant's Annual Information Form for the fiscal year ended March 31, 2026
99.2*	Audited Consolidated Financial Statements for the fiscal year ended March 31, 2026
99.3*	Management's Discussion and Analysis for the year ended March 31, 2026
99.4*	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5*	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6*	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of BDO Canada LLP
101*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith.